TUNGRAY TECHNOLOGIES

March 30, 2023

Mr. Kyle Wiley, Staff Attorney

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Tungray Technologies Inc

Registration Statement on Form F-1

Filed March 10, 2023

File No. 333-270434

CIK No. 0001943444

Dear Mr. Wiley:

This letter is in response to the letter dated March 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Government Regulations

PRC Regulation

Regulations Relating to Overseas Listing and M&A, Page 132

1.	We note your disclosure regarding the press conference held by the CSRC with respect to additional clarifications regarding the Trial Measures. Please also include this disclosure on the cover page to the extent material.

Response:

In response to the Staff’s comment, we revised our disclosure on pages 3, 19 and 27 of the Amended Registration Statement to include the disclosure of the press conference held by the CSRC with respect to additional clarifications regarding the Trial Measures.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, of Robinson & Cole LLP at (212) 451-2942.

Very truly yours,

By:	/s/Wanjun Yao
Wanjun Yao
Chief Executive Officer

Jinhua (Anna) Wang

Robinson & Cole LLP